UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-33491

DEJOUR ENERGY INC.
(Translation of registrant's name into English)

598-999 Canada Place Vancouver, British Columbia V6C 3E1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release - Clarification on Non-GAAP Measures for 2013 Annual Results

99.2	News Release - Clarification on Non-GAAP Measures for 2014 Q1 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEJOUR ENERGY INC.
(Registrant)

Date: July 18, 2014	By:	/s/ David Matheson

David Matheson
	Title:	Chief Financial Officer